UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FutureFuel Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

36116M106

(CUSIP Number)

St. Albans Global Management, LLC

c/o P.A. Novelly II

8235 Forsyth Blvd.

Suite 400

St. Louis, MO 63105

(314) 889-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116M106	13D	Page 1 of 9 pages

1	Names of Reporting Persons St. Albans Global Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,085,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,085,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,085,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.0%
14	Type of Reporting Person OO

CUSIP No. 36116M106	13D	Page 2 of 9 pages

1	Names of Reporting Persons SAGM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,085,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,085,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,085,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.0%
14	Type of Reporting Person OO

CUSIP No. 36116M106	13D	Page 3 of 9 pages

1	Names of Reporting Persons P.A. Novelly II
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,460,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,460,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,460,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.9%
14	Type of Reporting Person IN

CUSIP No. 36116M106	13D	Page 4 of 9 pages

1	Names of Reporting Persons Apex Holding Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 375,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 375,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 375,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person CO

CUSIP No. 36116M106	13D	Page 5 of 9 pages

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2008 (the “Original 13D”) by St. Albans Global Management, LLC (f/k/a St. Albans Global Management, Limited Partnership, LLLP) and Paul A. Novelly (“Mr. Tony Novelly”) (as amended, the “Schedule 13D”), relating to the Common Stock of the Issuer (as defined below). Mr. Tony Novelly will separately be filing an exit amendment to the Original 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of FutureFuel Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

Item 2.	Identity and Background.

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	St. Albans Global Management, LLC (f/k/a St. Albans Global Management, Limited Partnership, LLLP) (“Global”);

(ii)	SAGM Holdings, LLC (“SAGM”);

(iii)	P.A. Novelly II (“Mr. P.A. Novelly II”); and

(iv)	Apex Holding Co. (“Apex Holding”).

On December 31, 2019, Global converted from a limited liability limited partnership to a limited liability company. Each of Global and SAGM is organized under the laws of the State of Delaware. Apex Holding is organized under the laws of the State of Missouri. Mr. P.A. Novelly II is a citizen of the United States. The business address of each of the Reporting Persons is c/o St. Albans Global Management, 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105. Global and SAGM are principally engaged in the business of investing in securities. Apex Holding is principally engaged in the business of acting as a holding company for various businesses. Mr. P.A. Novelly II is the Chief Executive Officer of Apex Holding.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information included in Item 5(c) of this Schedule 13D is incorporated herein by reference.

CUSIP No. 36116M106	13D	Page 6 of 9 pages

From July 16, 2008 through May 9, 2017, not accounting for intervening dispositions, Global acquired 8,935,000 shares of Common Stock for aggregate consideration of $53,152,274 in various public and private transactions and through the exercise of warrants to purchase Common Stock. Such transactions are set forth on Schedule I hereto. Global obtained the funds for these purchases through working capital.

On October 21, 2008, Apex Holding acquired 625,000 shares of Common Stock through the exercise of warrants to purchase Common Stock for aggregate consideration of $3,750,000.

Item 4.	Purpose of Transaction.

Transactions in the Common Stock

The information included in Item 3 and Item 5(c) of this Schedule 13D is incorporated herein by reference.

General

The Reporting Persons acquired the Common Stock reported herein for investment purposes as part of their ordinary business and investing activities. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment.

Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may, from time to time and at any time, (a) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer in open market transactions, privately negotiated transactions, or otherwise, or (b) dispose of any or all of their securities of the Issuer in open market transactions, privately negotiated transactions, or otherwise. Further, the Reporting Persons may engage in the transfer of shares to various entities controlled by them for estate planning purposes.

In addition, the Reporting Persons, and/or their representatives, intend to engage in discussions with management, the board of directors of the Issuer (the “Board”), and shareholders of the Issuer and other relevant parties regarding the overall tenure and composition of the Issuer’s management and the Board, and in the future may engage such parties regarding other potential corporate transactions, such as: a merger or reorganization or other transactions that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

CUSIP No. 36116M106	13D	Page 7 of 9 pages

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 43,763,243 shares of Common Stock outstanding as of May 9, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
St. Albans Global Management, LLC	17,085,100	39.0%	0	17,085,100	0	17,085,100
SAGM Holdings, LLC	17,085,100	39.0%	0	17,085,100	0	17,085,100
P.A. Novelly II	17,460,100	39.9%	0	17,460,100	0	17,460,100
Apex Holding Co.	375,000	0.9%	0	375,000	0	375,000

Global is the record holder of 17,085,100 shares of Common Stock. Apex Holding is the record holder of 375,000 shares of Common Stock. Mr. P.A. Novelly II is the sole manager of SAGM, which is the manager of Global. As a result, each of Mr. P.A. Novelly II and SAGM may be deemed to share beneficial ownership of the securities held of record by Global. In addition, Mr. P.A. Novelly II, in his capacity as Chief Executive Officer of Apex Holding, may be deemed to share beneficial of the securities held of record by Apex Holding.

(c)    During the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock. Prior transactions in the Common Stock made by the Reporting Persons are set forth on Schedule I hereto.

(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

CUSIP No. 36116M106	13D	Page 8 of 9 pages

(e)    As of April 26, 2022, Mr. Tony Novelly is no longer deemed to be the beneficial owner of (i) the securities reported herein or (ii) more than five percent of the Common Stock. Mr. Tony Novelly may be deemed to be the beneficial owner of 265,000 shares of Common Stock held of record by a family trust of which Mr. Tony Novelly is trustee. The Reporting Persons disclaim beneficial ownership of those securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, by and among the Reporting Persons.

CUSIP No. 36116M106	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 7, 2022

St. Albans Global Management, LLC
By: SAGM Holdings, LLC, its manager

By:	/s/ P.A. Novelly II
Name:	P.A. Novelly II
Title:	Manager

SAGM Holdings, LLC

By:	/s/ P.A. Novelly II
Name:	P.A. Novelly II
Title:	Manager

Apex Holding Co.

By:	/s/ P.A. Novelly II
Name:	P.A. Novelly II
Title:	Chief Executive Officer

/s/ P.A. Novelly II

SCHEDULE I

Transaction Information

Transactions by Global:

Date	Transaction Type	Acquired/Disposed	Shares		Price Per Share
July 16, 2008	Open Market	Acquired	862,000		$5.15
October 3, 2008	Open Market	Acquired	500,000		$5.75
October 6, 2008	Open Market	Acquired	500,000		$5.25
October 6, 2008	Open Market	Acquired	185,400		$5.00
October 10, 2008	Private Transaction	Acquired	625,000		$5.00
July 31, 2009	Private Transaction	Disposed	156,250	*	$8.00	*
March 22, 2010	Warrant Exercise	Acquired	6,012,600		$6.00
November 14, 2014	Private Transaction	Acquired	80,000		$12.28
March 13, 2015	Private Transaction	Acquired	84,500		$11.79
February 25, 2016	Private Transaction	Acquired	78,850		$12.67
May 9, 2017	Private Transaction	Acquired	6,650		$16.17
*	Represents a sale of units, with each unit consisting of one share of Common Stock and one warrant each.

Transactions by Apex Holding:

Date	Transaction Type	Acquired/Disposed	Shares	Price Per Share
October 10, 2008	Private Transaction	Disposed	625,000	$5.00
October 21, 2008	Warrant Exercise	Acquired	625,000	$6.00
March 18, 2014	Gift	Disposed	250,000	n/a